IMPRESO, INC.
652 Southwestern Boulevard
Coppell, Texas 75019

June 17, 2005

United States Securities and Exchange Commission	Via Facsimile
Attention: Jean Yu 450 Fifth Street N.W. Washington, D.C. 20549

Dear Ms. Yu,

In response to our conversation on June 17, 2005:

Form 10-K for the fiscal year ended August 31, 2004

1) Registrant confirms that advertising allowances provided to our customers must be used for advertising of our products and services and may not be used for any other purposes.

In all relevant future filings Registrant will revise its disclosure to detail the nature of the various incentives provided to Registrant’s customers. Below is an example of the proposed disclosure.

Rebates, Advertising Allowances, and Independent Sales Commissions

The Company accrues for rebates and advertising allowances paid to certain customers; and commissions paid to independent sales representatives, based on specific contractual agreements. These accruals are calculated based upon the volume of purchases by customers and sales by independent sales representatives, which are adjusted monthly to reflect increases and decreases. Advertising allowances provided to our customers must be used for advertising of our products and services and may not be used for any other purposes.

2) In all relevant future filings, Registrant will revise its material equipment and real estate operating leases disclosure. Below is an example of the proposed disclosure.

Real Estate and Equipment Lease Agreements:

TST is obligated under operating leases, which expire at various dates through 2017. Rental expenses under these operating leases were $955,966, $461,946 and $263,313 for the years ended August 31, 2004, 2003 and 2002, respectively. These expenses do not include the in-out public warehouse charges, which are assessed on each box or pallet as it is brought into and out of the warehouse. Future annual minimum lease payments as of August 31, 2004, are as follows:

2005	$1,191,222
2006	1,164,858
2007	1,159,646
2008	1,143,980
2009	1,031,344
Thereafter	6,306,681

$11,997,731

In April 2004, the Company sold its two adjacent buildings in Fontana, California to an unrelated party as part of a sales-leaseback transaction. The transaction has been accounted for as a sale, although the gain associated with the sale has been deferred in accordance with sales-leaseback accounting and is being amortized over 60 months, which represents the life of each the lease agreements. Both leases have annual rent escalations based upon a formula utilizing the Consumer Price Index and capped each year at 1.75%, and gives the Company an option to renew under substantially the same terms and conditions for a period of 2,3, or 5 years. The rent associated with the California buildings is recognized as it is incurred, rather than on a straight line basis, due to the immaterial impact on our consolidated financial statements.

The Company’s other material lease agreement is for the Chambersburg, Pennsylvania plant. The essential provisions of this real estate lease are a term of thirteen years, beginning in March 2004, with an option to renew for an additional seven; and rent escalations at the beginning of years 6, 11, 14, and 16, in defined amounts. This lease has been accounted for on a straight-line basis.

If you have any questions on any of the above responses, please call me at (972) 462-0100 ext 1117

Sincerely,

/s/ Tammy Yahiel
Tammy Yahiel
General Counsel

cc:	Marshall Sorokwasz, President Susan Atkins, CFO Paul Oetter, Blackman Kallick Bartelstein, LLP